FEMSA Delivers Double Digit Revenue Growth in 2Q14

Monterrey, Mexico, July 25, 2014 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2014.

Second Quarter 2014 Highlights:

•	FEMSA consolidated total revenues increased 14.4% and income from operations grew 9.0% compared to the second quarter of 2013, reflecting growth at Coca-Cola FEMSA and FEMSA Comercio. On an organic basis[1] total revenues and income from operations increased 7.3% and 5.5%, respectively.

•	Coca-Cola FEMSA total revenues increased 14.3% and income from operations increased 11.7% compared to the second quarter of 2013, reflecting the integration of Fluminense, Spaipa and Yoli combined with revenue growth in most markets. On an organic basis[1] total revenues and income from operations grew 3.2% and 6.6%, respectively.

•	FEMSA Comercio achieved total revenues growth of 12.4% and income from operations growth of 8.9% compared to the second quarter of 2013, driven by strong net new store openings and 3.6% growth in same-store sales. On an organic basis[1] total revenues and income from operations grew 10.9% and 9.2%, respectively.

Carlos Salazar Lomelín, FEMSA CEO, commented: “In light of a continued challenging environment for our businesses, particularly in Mexico, our results for the quarter were solid. At Coca-Cola FEMSA, Mexican volumes again contracted reflecting the adverse backdrop of the excise tax, as well as extremely wet weather that this year seems to have arrived ahead of schedule, yet we continued to successfully implement pricing and packaging strategies that drove revenues and partially offset the negative pressure, together with our continued emphasis on efficiency and cost containment, as well as a generally benign raw material environment. Beyond Mexico, we are also facing challenging operating conditions in certain markets, such as Brazil, while other operations like Colombia are delivering more encouraging growth. At FEMSA Comercio comparable sales for the quarter showed some improvement, but once we adjust for the calendar effects of Semana Santa the growth year-to-date is just above 2 percent, more or less in line with the trend from last year but below our long term expectations. The opening of new stores has been strong, but clearly the Mexican consumer remains under pressure as the much awaited recovery remains elusive.

As we look at the second half of the year, we remain confident on our team’s ability to execute our strategy and overcome challenges, and we see more reasons to be optimistic than not. However, the improvement should be gradual as we do not yet see signs of a radically better environment in the months ahead.”

[1]	Excludes non-comparable results from Coca-Cola FEMSA and FEMSA Comercio acquisitions in the last twelve months.

FEMSA Consolidated

Total revenues increased 14.4% compared to 2Q13 to Ps. 70.956 billion in 2Q14 driven by Coca-Cola FEMSA and FEMSA Comercio. On an organic basis1 total revenues increased 7.3% compared to 2Q13.

For the first half of 2014, consolidated total revenues increased 14.4% compared to the same period in 2013 to Ps. 136.463 billion driven by Coca-Cola FEMSA and FEMSA Comercio. On an organic basis1, total revenues for the first half of 2014 increased 6.0% compared to the same period in 2013.

Gross profit increased 13.1% compared to 2Q13 to Ps. 29.764 billion in 2Q14. Gross margin decreased 50 basis points compared to the same period in 2013 to 41.9% of total revenues, reflecting a gross margin contraction at Coca-Cola FEMSA among other reasons.

For the first half of 2014, gross profit increased 13.6% compared to the same period in 2013 to Ps. 56.923 billion. Gross margin decreased 30 basis points compared to the same period in 2013 to 41.7% of total revenues reflecting a gross margin contraction at Coca-Cola FEMSA among other reasons.

Income from operations increased 9.0% compared to 2Q13 to Ps. 7.953 billion in 2Q14. On an organic basis1 income from operations increased 5.5% compared to the same period in 2013. Consolidated operating margin decreased 60 basis points compared to 2Q13 to 11.2% of total revenues in 2Q14, driven by margin contraction at Coca-Cola FEMSA and FEMSA Comercio.

For the first half of 2014, income from operations increased 12.4% compared to the same period in 2013 to Ps. 14.050 billion. On an organic basis1 income from operations increased 6.8%. Our consolidated operating margin year-to-date decreased 20 basis points to 10.3% as a percentage of total revenues as compared to the same period of 2013.

Our effective income tax rate was 37.3% in 2Q14 compared to 31.2% in 2Q13 reflecting a larger relative profit contribution from operations with higher tax rates and changes to the deductibility of certain employee benefits in Mexico.

Net consolidated income decreased 12.1% compared to 2Q13 to Ps. 4.463 billion in 2Q14, mainly as a result of i) higher financing expenses related to bonds issued recently by Coca-Cola FEMSA, ii) a decrease in FEMSA’s reported 20% participation in Heineken’s results, and iii) a tough comparison related to a foreign exchange gain at FEMSA in 2Q13. These effects were partially offset by the growth in income from operations.

For the first half of 2014, net consolidated income decreased 8.1% to Ps. 8.326 billion compared to the same period of 2013, reflecting i) higher financing expenses related to bonds issued recently by FEMSA and Coca-Cola FEMSA, ii) a decrease in FEMSA’s reported 20% participation in Heineken’s results, and iii) a tough comparison related to a foreign exchange gain at FEMSA in 2Q13. These effects were partially offset by the growth in income from operations.

Net majority income for 2Q14 was Ps. 0.84 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.65 for the second quarter of 2014. For the first half of 2014, net majority income per FEMSA Unit1 was Ps. 1.56 (US$ 1.20 per ADS).

Capital expenditures amounted to Ps. 3.951 billion in 2Q14, reflecting slightly incremental investments at Coca-Cola FEMSA and FEMSA Comercio.

[1]	Excludes non-comparable results from Coca-Cola FEMSA and FEMSA Comercio acquisitions in the last twelve months.

[2]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2014 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	July 25, 2014

Our consolidated balance sheet as of June 30, 2014 recorded a cash balance of Ps. 36.785 billion (US$ 2.836 billion), an increase of Ps. 9.400 billion (US$ 724.8 million) compared to December 31, 2013. Short-term debt was Ps. 2.205 billion (US$ 170.0 million), while long-term debt was Ps. 73.787 billion (US$ 5.689 billion). Our consolidated net debt balance was Ps. 39.207 billion (US$ 3.023 billion).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 12.4% compared to 2Q13 to Ps. 27.896 billion in 2Q14, mainly driven by the opening of 348 net new stores in the quarter reaching 1,189 total net new store openings for the last twelve months. On an organic basis3, total revenues increased 10.9% compared to 2Q13. As of June 30, 2014, FEMSA Comercio had a total of 12,204 convenience stores. Same-store sales increased an average of 3.6% for the second quarter of 2014 over 2Q13, driven by an undemanding calendar comparison reflecting the timing of Semana Santa, which more than compensated for the negative impact from excise taxes on key categories and incremental VAT in northern border cities. Same-store sales performance was driven by a 4.3% increase in average customer ticket that offset a 0.7% decrease in store traffic.

For the first half of 2014, total revenues increased 12.4% compared to the same period in 2013 to Ps. 52.267 billion. On an organic basis3, total revenues for the first half of 2014 increased 9.7% compared to the same period in 2013. FEMSA Comercio’s same-store sales increased an average of 2.1% compared to the same period in 2013, driven by a 2.3% increase in average customer ticket that offset a 0.2% decrease in store traffic.

Gross profit increased by 13.3% in 2Q14 compared to 2Q13, resulting in a 30 basis point gross margin expansion to 34.9% of total revenues. This increase reflects a more effective collaboration and execution with our key supplier partners, including our achievement of certain sales objectives with some of these partners, and the corresponding benefit accrued to us, as well as more efficient use of promotion-related marketing resources. For the first half of 2014, gross margin expanded by 10 basis points compared to the same period in 2013 to 34.1% of total revenues.

Income from operations increased 8.9% over 2Q13 to Ps. 2.126 billion in 2Q14. On an organic basis3, income from operations increased 9.2% in 2Q14 compared to 2Q13. Operating expenses increased 14.6% in 2Q14 to Ps. 7.598 billion, driven by the incorporation of FEMSA Comercio’s new drugstore and quick-service-restaurant operations, by the strong growth in new stores, and by the continued rollout of new initiatives. Operating margin contracted 30 basis points compared to 2Q13, to 7.6% of total revenues in 2Q14.

For the first half of 2014, income from operations increased 8.1% compared to the same period in 2013 to Ps. 3.161 billion, resulting in an operating margin of 6.0%, which represents a 30 basis point contraction from the same period in the prior year, driven by the incorporation of FEMSA Comercio’s new drugstore and quick-service-restaurant operations, by the strong growth in new stores, and by the continued rollout of new initiatives. On an organic basis3, income from operations increased 7.4% in 2Q14 compared to the same period in 2013.

[3]	Excludes non-comparable results from FEMSA Comercio acquisitions in the last twelve months.

3	July 25, 2014

CONFERENCE CALL INFORMATION:

Our Second Quarter of 2014 Conference Call will be held on: Friday July 25, 2014, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 587-0615; International: (719) 785-1765; Conference Id: 6873875. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the U.S. Federal Reserve Board in its H.10 weekly Release of Foreign Exchange Rates for June 30, 2014, which was 12.9695 Mexican Pesos per US Dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release follow.

4	July 25, 2014

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the second quarter of:						For the sixth months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	70,956	100.0	62,047	100.0	14.4	7.3	136,463	100.0	119,289	100.0	14.4	6.0
Cost of sales	41,192	58.1	35,722	57.6	15.3		79,540	58.3	69,194	58.0	15.0
Gross profit	29,764	41.9	26,325	42.4	13.1		56,923	41.7	50,095	42.0	13.6
Administrative expenses	2,733	3.9	2,409	3.9	13.4		5,415	4.0	4,698	3.9	15.3
Selling expenses	18,620	26.2	16,774	26.9	11.0		36,855	27.0	32,766	27.5	12.5
Other Operating expenses (income), net (1)	458	0.6	(152)	(0.2)	N.A.		603	0.4	132	-	N.A.
Income from operations(2)	7,953	11.2	7,294	11.8	9.0	5.5	14,050	10.3	12,499	10.5	12.4	6.8
Other Non-Operating expenses (income)	91		127		(28.3)		52		121		(57.0)
Interest expense	1,675		939		78.4		3,360		1,599		N.A.
Interest income	195		202		(3.5)		503		381		32.0
Foreign exchange loss (gain)	(52)		85		N.A.		(5)		126		N.A.
Other financial expenses (income), net.	386		138		N.A.		402		252		59.5
Financing expenses, net	1,814		960		89.0		3,254		1,596		N.A.

Income before income tax and Participation in Associates results	6,048		6,207		(2.6)		10,744		10,782		(0.4)
Income tax	2,253		1,939		16.2		3,789		3,447		9.9
Participation in associates results(3)	668		810		(17.5)		1,371		1,720		(20.3)
Net consolidated income	4,463		5,078		(12.1)		8,326		9,055		(8.1)
Net majority income	3,018		3,565		(15.3)		5,591		6,216		(10.1)
Net minority income	1,445		1,513		(4.5)		2,735		2,839		(3.7)

	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	7,953	11.2	7,294	11.8	9.0	5.5	14,050	10.3	12,499	10.5	12.4	6.8
Depreciation	2,430	3.4	2,057	3.3	18.1		4,748	3.5	4,065	3.4	16.8
Amortization & other non-cash charges	902	1.3	147	0.2	N.A.		1,395	1.0	544	0.4	N.A.
Operative Cash Flow (EBITDA)	11,285	15.9	9,498	15.3	18.8	14.5	20,193	14.8	17,108	14.3	18.0	12.1
CAPEX	3,951		3,581		10.4		7,014		6,867		2.1

Financial Ratios	2014		2013		Var. p.p.
Liquidity(4)	1.53		1.51		0.03
Interest coverage(5)	7.63		12.89		(5.26)
Leverage(6)	0.63		0.61		0.02
Capitalization(7)	25.58%		25.79%		(0.21)

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA and FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.

(2) Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

5	July 25, 2014

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Jun-14	Dec-13	% Var.
Cash and cash equivalents	36,785	27,385	34.3
Accounts receivable	12,269	13,641	(10.1)
Inventories	17,109	18,289	(6.5)
Other current assets	13,306	14,254	(6.7)
Total current assets	79,469	73,569	8.0
Investments in shares	95,995	98,330	(2.4)
Property, plant and equipment, net	74,418	73,955	0.6
Intangible assets (1)	104,200	103,293	0.9
Other assets	10,907	10,045	8.6
TOTAL ASSETS	364,989	359,192	1.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	222	529	(58.0)
Current maturities of long-term debt	1,983	3,298	(39.9)
Interest payable	424	409	3.7
Operating liabilities	49,294	44,633	10.4
Total current liabilities	51,923	48,869	6.2
Long-term debt (2)	73,787	72,185	2.2
Labor liabilities	4,047	4,074	(0.7)
Other liabilities	11,934	11,514	3.7
Total liabilities	141,691	136,642	3.7
Total stockholders’ equity	223,298	222,550	0.3
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	364,989	359,192	1.6

	June 30, 2014
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	42.9%	5.2%
Dollars	19.7%	6.2%
Colombian pesos	1.4%	5.4%
Argentine pesos	1.1%	27.2%
Brazilian Reais	34.8%	10.0%
Total debt	100%	7.3%

Fixed rate(2)	60.9%
Variable rate(2)	39.1%

% of Total Debt	2014	2015	2016	2017	2018	2019 +
DEBT MATURITY PROFILE	1.6%	1.5%	6.0%	3.6%	24.6%	62.7%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

6	July 25, 2014

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the second quarter of:						For the sixth months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	41,434	100.0	36,260	100.0	14.3	3.2	81,412	100.0	70,852	100.0	14.9	2.6
Cost of sales	21,886	52.8	19,075	52.6	14.7		43,320	53.2	37,602	53.1	15.2
Gross profit	19,548	47.2	17,185	47.4	13.8		38,092	46.8	33,250	46.9	14.6
Administrative expenses	1,784	4.3	1,563	4.3	14.1		3,560	4.4	3,019	4.3	17.9
Selling expenses	11,620	28.0	10,634	29.3	9.3		23,305	28.7	20,851	29.4	11.8
Other Operating expenses (income), net	402	1.0	(154)	(0.4)	N.A.		526	0.6	79	0.1	N.A.
Income from operations	5,742	13.9	5,142	14.2	11.7	6.6	10,701	13.1	9,301	13.1	15.1	7.7
Depreciation	1,704	4.1	1,513	4.2	12.6		3,318	4.1	2,948	4.2	12.6
Amortization & other non-cash charges	796	1.9	20		N.A.		1,191	1.5	321	0.4	N.A.
Operative Cash Flow	8,242	19.9	6,675	18.4	23.5	17.4	15,210	18.7	12,570	17.7	21.0	13.2
CAPEX	2,416		2,347		2.9		4,048		4,591		(11.8)

Sales volumes
(Millions of unit cases)
Mexico and Central America	506.8	59.9	523.4	65.7	(3.2)	(6.6)	948.1	56.9	959.6	62.8	(1.2)	(5.3)
South America	178.0	21.1	168.0	21.1	6.0	6.0	365.7	22.0	345.0	22.6	6.0	6.0
Brazil	160.7	19.0	105.3	13.2	52.7	1.7	351.2	21.1	222.6	14.6	57.8	5.0
Total	845.5	100.0	796.7	100.0	6.1	(2.8)	1,665.0	21.1	1,527.2	14.6	57.8	5.0

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA . In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

7	July 25, 2014

FEMSA Comercio

Results of Operations

Millions of Pesos

	For the second quarter of:						For the sixth months of:
	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)	2014	% of rev.	2013	% of rev.	% Var.	% Org (A)
Total revenues	27,896	100.0	24,808	100.0	12.4	10.9	52,267	100.0	46,511	100.0	12.4	9.7
Cost of sales	18,172	65.1	16,228	65.4	12.0		34,441	65.9	30,708	66.0	12.2
Gross profit	9,724	34.9	8,580	34.6	13.3		17,826	34.1	15,803	34.0	12.8
Administrative expenses	526	1.9	499	2.0	5.4		1,026	2.0	962	2.1	6.7
Selling expenses	7,027	25.2	6,103	24.6	15.1		13,570	26.0	11,873	25.5	14.3
Other Operating expenses (income), net	45	0.2	26	0.1	73.1		69	0.1	45	0.1	53.3
Income from operations	2,126	7.6	1,952	7.9	8.9	9.2	3,161	6.0	2,923	6.3	8.1	7.4
Depreciation	677	2.4	525	2.1	29.0		1,346	2.6	1,070	2.3	25.8
Amortization & other non-cash charges	71	0.3	114	0.4	(37.7)		145	0.3	168	0.3	(13.7)
Operative Cash Flow	2,874	10.3	2,591	10.4	10.9	10.9	4,652	8.9	4,161	8.9	11.8	10.8
CAPEX	1,262		1,232		2.5		2,160		2,044		5.7

Information of OXXO Stores
Total stores	348		279				12,204		11,015		10.8
Net new convenience stores:
vs. March prior year	1,189		1,026		15.9
vs. December prior year	483		414		16.7

Same store data: (1)
Sales (thousands of pesos)	710.3		685.6		3.6		669.1		655.4		2.1
Traffic (thousands of transactions)	24.9		25.1		(0.7)		24.0		24.0		(0.2)
Ticket (pesos)	28.5		27.3		4.3		27.9		27.3		2.3

(1) Monthly average information per store, considering same stores with more than twelve months of operations.

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

8	July 25, 2014

FEMSA

Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Jun-14		Dec-13

	2Q 2014	LTM(1) Mar-14	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	-0.33%	3.75%	13.03	1.0000	13.08	1.0000
Colombia	1.04%	2.79%	1,881.19	0.0069	1,926.83	0.0068
Venezuela	17.87%	62.15%	10.60	1.2295	6.30	2.0756
Brazil	1.54%	6.52%	2.20	5.9170	2.34	5.5820
Argentina	4.58%	21.88%	8.13	1.6024	6.52	2.0053
Euro Zone	0.15%	0.50%	0.74	17.6972	0.73	17.9816

(1) LTM = Last twelve months

9	July 25, 2014

2014 SECOND - QUARTER AND FIRST SIX MONTHS RESULTS

	Second quarter			Excluding M&A	YTD			Excluding M&A
	2014	2013	Reported Δ%	effects Δ%(5)	2014	2013	Reported Δ%	effects Δ%(5)

Total revenues	41,434	36,260	14.3%	3.2%	81,412	70,852	14.9%	2.6%
Gross profit	19,548	17,185	13.8%	5.0%	38,092	33,250	14.6%	4.9%
Operating income	5,742	5,142	11.7%	6.6%	10,701	9,301	15.1%	7.7%
Net income attributable to equity holders of the company	2,679	2,807	-4.6%		5,076	5,280	-3.9%
Earnings per share(1)	1.29	1.37
Operative cash flow(2)	8,242	6,675	23.5%	17.4%	15,210	12,570	21.0%	13.2%

	LTM 2Q 2014	FY 2013	Δ%

Net debt (3)	41,031	45,155	-9.1%
Net debt / Operative cash flow	1.34	1.58
Operative cash flow/ Interest expense, net	6.98	10.64
Capitalization (4)	35.0%	34.7%

Expressed in millions of Mexican pesos.
(1) Quarterly earnings / Outstanding shares as of the end of period. Outstanding shares as of 2Q'13 were 2,047.8 million. Outstanding shares as of 2Q'14 were 2,072.9 million.
(2) Operative cash flow = Operating income + Depreciation + Amortization & Other operative non-cash charges.
(3) Net debt = Total debt - Cash
(4) Total debt / (long-term debt + shareholders' equity)
(5) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.
We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Reported total revenues reached Ps. 41,434 million in the second quarter of 2014, an increase of 14.3% as compared to the second quarter of 2013. On a currency neutral basis and excluding the non-comparable effect of the integration of Grupo Yoli (“Yoli”) in our Mexican territories, Companhia Fluminense de Refrigerantes (“Fluminense”) and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) in our Brazilian operation, total revenues grew 20.5%.

Reported operating income reached Ps. 5,742 million in the second quarter of 2014, an increase of 11.7% as compared to the same period of the previous year, resulting in an operating margin of 13.9%.

Reported operative cash flow grew 23.5% to Ps. 8,242 million in the second quarter of 2014, as compared to the same period in 2013. Our reported operative cash flow margin expanded 150 basis points to 19.9%. Excluding the recently integrated territories, operating cash flow margin expanded 250 basis points to 20.9%.

Reported consolidated net controlling interest income reached Ps. 2,679 million in the second quarter of 2014.

Mexico City July 23, 2014, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2014.

“In the second quarter, our operators delivered organic double-digit operating cash flow growth and margin expansion in both of our divisions. Despite weak volume performance in Mexico, resulting from the new tax environment as well as bad weather conditions, our operation stayed the course to improve its profitability thanks to our revenue management initiatives, our lower raw material costs, our ability to restructure our operations, and our relentless focus on generating operating efficiencies. In South America, we are successfully integrating Spaipa and Fluminense in our Brazilian operation and delivering on our targets for top- and bottom-line organic growth in every country. As we face the second half of the year, our operators are prepared to continue meet each market's challenges, working every day to enhance our marketplace execution, grow our top-line, and protect the profitability and cash flow generation of our business, while continuing to deliver increased value to our shareholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

July 23, 2014	Page 10

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Our reported total revenues increased 14.3% to Ps. 41,434 million in the second quarter of 2014, compared to the second quarter of 2013, driven by (i) the integration of Fluminense and Spaipa in our Brazilian territories and Yoli in our Mexican operation,(1)(2) (ii) revenue growth in Venezuela, despite using the SICAD exchange rate for translation purposes, and (iii) revenue growth in our Central American, Colombian, and Brazilian operations. Excluding the recently integrated territories in Brazil and Mexico,(1)(2) total revenues increased 3.2%. On a currency neutral basis and excluding the new franchises in Brazil and Mexico,(1)(2) total revenues grew 20.5%, mainly driven by average price per unit case growth in most of our territories, and volume growth in Colombia, Venezuela, Central America and Brazil.

Reported total sales volume increased 6.1% to reach 845.6 million unit cases in the second quarter of 2014 as compared to the same period in 2013. Excluding the integration of Fluminense and Spaipa in Brazil and Yoli in Mexico,(1)(2) volumes decreased 2.8% to 774.3 million unit cases, mainly driven by the volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. On the same basis, the still beverage category remained flat. Our sparkling beverage, bulk water and bottled water categories decreased 2.2%, 8.3% and 2.2%, respectively.

Our reported gross profit increased 13.8% to Ps. 19,548 million in the second quarter of 2014, as compared to the same period of 2013. Lower sweetener and PET prices in most of our territories were offset by the depreciation of the average exchange rate of the currencies in our South America division(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 47.2% in the second quarter of 2014.

Our reported operating income increased 11.7% to Ps. 5,742 million in the second quarter of 2014 and our reported operating margin was 13.9%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income increased 6.6%, reaching Ps. 5,479 million and representing an operating margin of 14.6%. Excluding the non-comparable effect of Fluminense, Spaipa and Yoli,(1)(2) operating expenses decreased as a percentage of revenues in most of our territories.

During the second quarter of 2014, the other operative expenses, net line recorded an expense of Ps. 302 million, mainly due to (i) an operative currency fluctuation effect in one of our subsidiaries in the South America division, (ii) the loss on sale of certain fixed assets and (iii) restructuring charges in our Mexican operation.

The share of the profits of associates and joint ventures line recorded a loss of Ps. 100 million in the second quarter of 2014, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., and Estrella Azul in Panama, which were partially compensated by an equity method gain from our non-carbonated beverage joint ventures.

Reported operative cash flow grew 23.5% to Ps. 8,242 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 150 basis points to reach 19.9% in the second quarter of 2014.

Our comprehensive financing result in the second quarter of 2014 recorded an expense of Ps. 1,609 million as compared to an expense of Ps. 1,087 million in the same period of 2013. This increase was mainly driven by (i) higher interest expenses due to a larger debt position resulting from the financing of the most recent acquisitions in Brazil, (ii) higher interest rates related to the Brazilian real denominated debt balance, and (iii) a larger monetary position and a higher inflation rate in Venezuela.

During the second quarter of 2014, income tax, as a percentage of income before taxes, was 34.9% as compared to 28.4% in the same period of 2013. The lower effective tax rate registered during 2013 resulted mainly from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary. The higher effective tax rate registered during 2014 was affected by changes to the income tax law in Mexico and a larger profit contribution from operations with higher tax rates.

Our reported consolidated net controlling interest income reached Ps. 2,679 million in the second quarter of 2014. Earnings per share (EPS) in the second quarter of 2014 were Ps. 1.29 (Ps. 12.92 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)	The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of April, 2014 through June, 2014.
(2)	The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of April, 2014 and May, 2014.
(3)	See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 11

As of June 30, 2014, we had a cash balance of Ps. 19,235 million, including US$ 485 million denominated in U.S. dollars, an increase of Ps. 3,929 million compared to December 31, 2013. This difference was mainly driven by cash generated by our operations.

During January, 2014, we issued (i) US$150 million aggregate principal amount of additional 3.875% senior notes and (ii) US$200 million aggregate principal amount of additional 5.250% senior notes. The proceeds of these Senior Notes were mainly used for debt refinancing purposes.

As of June 30, 2014, total short-term debt was Ps. 1,928 million and long-term debt was Ps. 58,338 million. Total debt decreased by Ps. 195 million, compared to year end 2013. Net debt decreased Ps. 4,124 million compared to year end 2013.

The weighted average cost of debt for the quarter was 7.71%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2014.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	29.4%	24.9%
U.S. dollars	24.7%	0.0%
Colombian pesos	1.8%	100.0%
Brazilian reals	42.8%	97.4%
Argentine pesos	1.4%	43.1%
(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2014	2015	2016	2017	2018	2019+
% of Total Debt	1.8%	1.7%	7.6%	0.4%	28.8%	59.7%

July 23, 2014	Page 12

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division as of February 2013.

Revenues

Reported total revenues from our Mexico and Central America division increased 1.8% to Ps. 19,047 million in the second quarter of 2014, as compared to the same period in 2013, supported by the non-comparable effect of the integration of Yoli in our Mexican operations.(1) Excluding the integration of Yoli in Mexico,(1) total revenues decreased 2.1%, mainly as a consequence of a volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. Our average price per unit case, which is presented net of taxes, grew 5.1% on an organic basis, reaching Ps. 37.40, mainly supported by a price increase implemented in Mexico at the end of the first quarter of 2014. On a currency neutral basis and excluding Yoli in Mexico,(1) total revenues in the division decreased 2.1%.

Reported total sales volume decreased 3.2% to 506.8 million unit cases in the second quarter of 2014, as compared to the second quarter of 2013. Excluding the integration of Yoli,(1) volumes decreased 6.6% reaching 489.1 million unit cases. On the same basis, our sparkling beverage, bulk water, still beverage and bottled water categories decreased 5.7%, 8.2%, 11.2% and 8.0%, respectively.

Operating Income

Our reported gross profit increased 5.8% to Ps. 9,849 million in the second quarter of 2014 as compared to the same period in 2013. Lower sweetener and PET prices in the division were partially offset by the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 51.7% in the second quarter of 2014, an expansion of 200 basis points as compared to the same period of the previous year.

Reported operating income(3) remained flat at Ps. 3,370 million in the second quarter of 2014. Our reported operating margin reached 17.7% in the second quarter of 2014. Excluding the non-comparable effect of Yoli in Mexico,(1) operating income was Ps. 3,313 million, representing an operating margin of 18.1%. On the same basis, operating expenses in the division decreased 1.6% as compared with the second quarter of 2013.

Reported operative cash flow grew 12.2% to Ps. 4,680 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin was 24.6%, an expansion of 230 basis points.

(1)	The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of April, 2014 and May, 2014.
(2)	See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.
(3)	For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.

July 23, 2014	Page 13

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 22,386 million in the second quarter of 2014, an increase of 27.6% as compared to the same period of 2013, as a result of (i) the integration of Fluminense and Spaipa in Brazil,(1) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes in this country, (iii) revenue growth in our Colombian and Brazilian operations, and (iv) despite the negative translation effect of the devaluation of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso.(2) Excluding beer, which accounted for Ps. 1,553 million during the quarter, revenues increased 24.5% to Ps. 20,833 million. On a currency neutral basis and excluding Fluminense and Spaipa,(1) total revenues increased 44.7% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Colombia, Venezuela and Brazil.

Reported total sales volume in our South America division increased 24.0% to 338.9 million unit cases in the second quarter of 2014 as compared to the same period of 2013, as a result of the integration of Fluminense and Spaipa in Brazil(1) and volume growth in Colombia, Venezuela and Brazil. Excluding the non-comparable effect of the acquisitions in Brazil,(1) volume increased 4.4% to 285.3 million unit cases. On the same basis, the sparkling beverage category grew 3.5%, mainly driven by the performance of Coca-Cola in Colombia, Venezuela and Brazil. The still beverage category grew 20.4% driven by the Jugos del Valle line of business in the division, including growth of del Valle Fresh in Colombia and Venezuela. Our bottled water portfolio grew 8.6% driven by Crystal in Brazil. These increases compensated for a volume decline in our bulk water category in Colombia and Venezuela.

Operating Income

Reported gross profit reached Ps. 9,698 million, an increase of 23.1% in the second quarter of 2014, as compared to the same period of 2013. In local currency, lower sweetener and PET prices in most of our territories were compensated by the depreciation of the average exchange rate of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 43.3% in the second quarter of 2014.

Our reported operating income increased 32.6% to Ps. 2,373 million in the second quarter of 2014, compared to the same period of 2013, mainly as a result of the integration of Fluminense and Spaipa in Brazil,(1) and operating income growth in all of the territories of our South America division, both of which were partially offset by the negative translation effect of using the SICAD exchange rate to translate the results of our Venezuelan operation and the depreciation of the currencies of the rest of this division. Excluding the recently integrated territories in Brazil, operating expenses increased only 1.7%, despite higher labor and freight costs in Venezuela, Brazil and Argentina and continued marketing investments to support our marketplace execution and bolster our returnable packaging base in Brazil. Our reported operating margin expanded 40 basis points to 10.6% in the second quarter of 2014.

Reported operative cash flow grew 42.2% to Ps. 3,562 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 160 basis points to 15.9%.

(1)	The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of April, 2014 through June, 2014.
(2)	See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 14

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.

The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of January, 2014 through June, 2014.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Our reported consolidated total revenues increased 14.9% to Ps. 81,412 million in the first six months of 2014, as compared to the same period of 2013, driven by (i) the integration of Fluminense and Spaipa in our Brazilian territories and Yoli in our Mexican operation,(1)(2) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes, (iii) revenue growth in Central America, Brazil and Colombia, and (iv) despite the negative translation effect originated by the devaluation of the currencies in most of our territories.(3) Excluding the recently integrated territories in Brazil and Mexico,(1)(2) total revenues grew 2.6%. On a currency neutral basis and excluding the non-comparable effect of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) total revenues grew 22.5%, in the first six months of 2014.

Reported total sales volume increased 9.0% to 1,665.0 million unit cases in the first six months of 2014, as compared to the same period in 2013. Excluding the integration of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) volumes decreased 1.5% to 1,504.7 million unit cases, mainly due to the volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. On the same basis, the bottled water portfolio grew 4.1%, driven by Crystal in Brazil. The still beverage category grew 4.0%, mainly driven by the performance of the Jugos del Valle line of business and Powerade across most of our territories. These increases partially compensated for a volume decline in our sparkling beverage category and our bulk water business.

Our reported gross profit increased 14.6% to Ps. 38,092 million in the first six months of 2014, as compared to the same period of 2013. Lower sugar and PET prices in most of our operations were offset by the depreciation of the average exchange rate of the Argentine peso,(3) the Brazilian real,(3) the Colombian peso(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.8%.

Our reported operating income increased 15.1% to Ps. 10,701 million in the first six months of 2014 and our reported operating margin was 13.1%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income increased 7.7%, reaching Ps. 10,016 million, representing an operating margin of 13.8%. Excluding the non-comparable effect of Fluminense, Spaipa and Yoli,(1)(2) operating expenses decreased as a percentage of revenues in most of our territories.

During the first six months of 2014, the other operative expenses, net line recorded an expense of Ps. 360 million, mainly related to (i) an operative currency fluctuation effect in one of our subsidiaries in the South America division, (ii) the loss on sale of certain fixed assets and (iii) restructuring charges in our Mexican operations.

The share of the profits of associates and joint ventures line recorded a loss of Ps. 166 million in the first six months of 2014, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., and Estrella Azul in Panama, which were partially compensated by an equity method gain from our non-carbonated beverage joint ventures.

Reported operative cash flow grew 21.0% to Ps. 15,210 million in the first six months of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 100 basis points to 18.7%.

Our consolidated net controlling interest income reached Ps. 5,076 million in the first six months of 2014. Earnings per share (EPS) in the first six months of 2014 were Ps. 2.45 (Ps. 24.49 per ADS) computed on the basis of 2,072.9 million shares outstanding (each ADS represents 10 local shares).

(1)	The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of January, 2014 through June, 2014.
(2)	The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.
(3)	See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 15

Philippines Operation

Volume during the second quarter was down low single digits as compared to the same period of the previous year. Supported by the launch of an additional presentation one-way PET of 250ml, brand Coca-Cola grew more than 8% in the quarter. We continue with the expansion of our Route-to-Market model, reaching now more than 240,000 clients with more than 1,700 pre-sellers. Volume in the Greater Manila Area, where the rollout of this model has been completed, grew close to 4% in the quarter. During the quarter, we installed two new production lines to reinforce our single-serve one way PET capacity, supporting our portfolio strategy.

RECENT DEVELOPMENTS

As of May, 2014 Coca-Cola FEMSA paid the first installment of the 2013 dividend in the amount of Ps. 3,005.7 million, representing an amount of Ps. 1.45 per share.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) currency rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014. As per the most recent Government auction held on July 16, 2014 the SICAD exchange rate was 11.00 bolivars per U.S. dollar. As of July 22, 2014, the SICAD II exchange rate was 49.99 bolivars per U.S. dollar.

CONFERENCE CALL INFORMATION

Our second quarter 2014 conference call will be held on July 23, 2014, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-461-2024 or International: 719-457-2664. Participant code: 7962315. If you wish to participate in the conference call using a specific toll free number for your country, please visit the Company's website for additional information. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

July 23, 2014	Page 16

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ% (9)	YTD 14	% Rev	YTD 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(9)
Volume (million unit cases) (2)	845.6		796.7		6.1%	-2.8%	1,665.0		1,527.3		9.0%	-1.5%
Average price per unit case (2)	47.07		44.27		6.3%	4.5%	46.85		45.04		4.0%	2.2%
Net revenues	41,356		36,088		14.6%		81,273		70,461		15.3%
Other operating revenues	78		172		-54.7%		139		391		-64.5%
Total revenues (3)	41,434	100%	36,260	100%	14.3%	3.2%	81,412	100%	70,852	100%	14.9%	2.6%
Cost of goods sold	21,886	52.8%	19,075	52.6%	14.7%		43,320	53.2%	37,602	53.1%	15.2%
Gross profit	19,548	47.2%	17,185	47.4%	13.8%	5.0%	38,092	46.8%	33,250	46.9%	14.6%	4.9%
Operating expenses	13,404	32.4%	12,197	33.6%	9.9%		26,865	33.0%	23,870	33.7%	12.5%
Other operative expenses, net	302	0.7%	(24)	-0.1%	-1358.3%		360	0.4%	227	0.3%	58.6%
Operative equity method (gain) loss in associates(4)(5)	100	0.2%	(130)	-0.4%	-176.9%		166	0.2%	(148)	-0.2%	-212.2%
Operating income (6)	5,742	13.9%	5,142	14.2%	11.7%	6.6%	10,701	13.1%	9,301	13.1%	15.1%	7.7%
Other non operative expenses, net	75	0.2%	124	0.3%	-39.7%		57	0.1%	180	0.3%	-68.3%
Non Operating equity method (gain) loss in associates(7)	(63)	-0.2%	(40)	-0.1%	56.1%		(71)	-0.1%	(63)	-0.1%	12.3%
Interest expense	1,416		675		109.8%		2,852		1,192		139.3%
Interest income	82		112		-26.8%		318		217		46.5%
Interest expense, net	1,334		563		136.9%		2,534		975		159.9%
Foreign exchange loss (gain)	(107)		391		-127.4%		(53)		157		-133.8%
Loss (gain) on monetary position in Inflationary subsidiries	404		166		143.4%		538		202		1.7
Market value (gain) loss on ineffective portion of derivative instruments	(22)		(33)		-33.3%		(161)		14		-1250.0%
Comprehensive financing result	1,609		1,087		48.0%		2,858		1,348		112.0%
Income before taxes	4,121		3,971		3.8%		7,857		7,836		0.3%
Income taxes	1,439		1,128		27.6%		2,696		2,438		10.6%
Consolidated net income	2,682		2,843		-5.7%		5,161		5,398		-4.4%
Net income attributable to equity holders of the Company	2,679	6.5%	2,807	7.7%	-4.6%		5,076	6.2%	5,280	7.5%	-3.9%
Non-controlling interest	3		36		-91.7%		85		118		-28.0%
Operating income (6)	5,742	13.9%	5,142	14.2%	11.7%	6.6%	10,701	13.1%	9,301	13.1%	15.1%	7.7%
Depreciation	1,704		1,513		12.6%		3,318		2,948		12.6%
Amortization and other operative non-cash charges	796		20		3880.0%		1,191		321		271.0%
Operative cash flow (6)(8)	8,242	19.9%	6,675	18.4%	23.5%	17.4%	15,210	18.7%	12,570	17.7%	21.0%	13.2%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 16,805 million from our Mexican operation and Ps. 9,686 million from our Brazilian operation.
(4)	Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(9)	Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a betterrepresentation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of June 2013, we integrated Grupo Yoli in our Mexican operation.

As of September 2013, we integrated Fluminense in our Brazilian operation.

As of November 2013, we integrated Spaipa in our Brazilian operation.

July 23, 2014	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Jun-14		Dec-13
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,235	Ps.	15,306
Total accounts receivable		8,173		9,958
Inventories		8,972		9,130
Other current assets		7,819		8,837
Total current assets		44,199		43,231
Property, plant and equipment
Property, plant and equipment		86,041		86,961
Accumulated depreciation		(34,867)		(35,176)
Total property, plant and equipment, net		51,174		51,785
Other non-current assets (2)		123,290		121,649
Total Assets	Ps.	218,663	Ps.	216,665

Liabilities and Equity		Jun-14		Dec-13
Current Liabilities
Short-term bank loans and notes payable	Ps.	1,928	Ps.	3,586
Suppliers		15,921		16,220
Other current liabilities		16,643		12,592
Total Current Liabilities		34,492		32,398
Long-term bank loans and notes payable		58,338		56,875
Other long-term liabilities		11,927		10,239
Total Liabilities		104,757		99,512
Equity
Non-controlling interest		4,296		4,042
Total controlling interest		109,610		113,111
Total equity (1)		113,906		117,153
Total Liabilities and Equity	Ps.	218,663	Ps.	216,665

(1)	Includes the effect originated by using the state-run SICAD exchange rate of 10.60 bolivar per U.S. dollar as of June 30, 2014.
(2)	Includes the Rights to produce and distribute Coca-Cola trademark products, Goodwill and Investments in associates and joint ventures.

July 23, 2014	Page 18

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)	YTD 14	% Rev	YTD 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases)	506.8		523.4		-3.2%	-6.6%	948.1		959.6		-1.2%	-5.3%
Average price per unit case	37.52		35.60		5.4%	5.1%	37.20		35.69		4.2%	3.8%
Net revenues	19,012		18,631		2.0%		35,266		34,251		3.0%
Other operating revenues	35		83		-57.8%		41		164		-75.0%
Total revenues (2)	19,047	100.0%	18,714	100.0%	1.8%	-2.1%	35,307	100.0%	34,415	100.0%	2.6%	-2.1%
Cost of goods sold	9,198	48.3%	9,407	50.3%	-2.2%		17,354	49.2%	17,453	50.7%	-0.6%
Gross profit	9,849	51.7%	9,307	49.7%	5.8%	2.2%	17,953	50.8%	16,962	49.3%	5.8%	1.6%
Operating expenses	6,232	32.7%	6,068	32.4%	2.7%		12,002	34.0%	11,402	33.1%	5.3%
Other operative expenses, net	112	0.6%	15	0.1%	646.7%		142	0.4%	87	0.3%	63.2%
Operative equity method (gain) loss in associates (3)(4)	135	0.7%	(128)	-0.7%	-205.5%		229	0.6%	(135)	-0.4%	-269.6%
Operating income (5)	3,370	17.7%	3,352	17.9%	0.5%	-1.2%	5,580	15.8%	5,608	16.3%	-0.5%	-2.2%
Depreciation, amortization & other operative non-cash charges	1,310	6.9%	818	4.4%	60.1%		2,377	6.7%	1,643	4.8%	44.7%
Operative cash flow (5)(6)	4,680	24.6%	4,170	22.3%	12.2%	10.1%	7,957	22.5%	7,251	21.1%	9.7%	7.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes total revenues of Ps. 16,805 million from our Mexican operation.
(3)	Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operative cash flow = Operating income + Depreciation, amortization & other operative non-cash charges.
(7)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of June 2013, we integrated Grupo Yoli in our Mexican operation.

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Δ%	Excluding M&A Effects Δ%(7)	YTD 14	% Rev	YTD 13	% Rev	Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases) (2)	338.9		273.3		24.0%	4.4%	716.9		567.7		26.3%	5.0%
Average price per unit case (2)	61.35		60.89		0.8%	5.0%	59.62		60.85		-2.0%	-1.8%
Net revenues	22,343		17,457		28.0%		46,008		36,210		27.1%
Other operating revenues	43		89		-51.7%		97		227		-57.3%
Total revenues (3)	22,386	100.0%	17,546	100.0%	27.6%	8.9%	46,105	100.0%	36,437	100.0%	26.5%	6.9%
Cost of goods sold	12,688	56.7%	9,668	55.1%	31.2%		25,966	56.3%	20,149	55.3%	28.9%
Gross profit	9,698	43.3%	7,878	44.9%	23.1%	8.4%	20,139	43.7%	16,288	44.7%	23.6%	8.3%
Operating expenses	7,171	32.0%	6,129	34.9%	17.0%		14,865	32.2%	12,467	34.2%	19.2%
Other operative expenses, net	190	0.8%	(39)	-0.2%	-587.2%		217	0.5%	141	0.4%	54%
Operative equity method (gain) loss in associates (4)	(36)	-0.2%	(2)	0.0%	1700.0%		(63)	-0.1%	(13)	0.0%	384.6%
Operating income (5)	2,373	10.6%	1,790	10.2%	32.6%	21.1%	5,120	11.1%	3,693	10.1%	38.6%	22.7%
Depreciation, amortization & other operative non-cash charges	1,189	5.3%	715	4.1%	66.3%		2,133	4.6%	1,626	4.5%	31.2%
Operative cash flow (5)(6)	3,562	15.9%	2,505	14.3%	42.2%	29.5%	7,253	15.7%	5,319	14.6%	36.4%	21.3%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	Includes total revenues of Ps. 9,686 million from our Brazilian operation.
(4)	Includes equity method in Leao Alimentos, among others.
(5)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(7)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of September 2013, we integrated Fluminense in our Brazilian operation.

As of November 2013, we integrated Spaipa in our Brazilian operation.

July 23, 2014	Page 19

SELECTED INFORMATION

For the three months ended June 30, 2014 and 2013

Expressed in millions of Mexican pesos.

	2Q 14		2Q 13
Capex	2,415.9	Capex	2,347.3
Depreciation	1,704.0	Depreciation	1,513.0
Amortization & Other operative non-cash charges	796.0	Amortization & Other operative non-cash charges	20.0

VOLUME
Expressed in million unit cases

	2Q 14					2Q 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	333.3	27.7	80.3	23.1	464.4	342.5	28.2	87.4	25.8	483.9
Central America	35.6	2.4	0.1	4.3	42.4	33.1	2.1	0.1	4.2	39.5
Mexico & Central America	368.9	30.1	80.4	27.4	506.8	375.6	30.3	87.5	30.0	523.4
Colombia	53.5	5.9	6.8	7.4	73.5	47.9	5.6	7.3	5.2	66.0
Venezuela	49.9	2.7	0.2	4.4	57.2	47.1	2.5	0.7	3.3	53.6
Argentina	41.7	3.5	0.1	2.1	47.4	42.8	3.3	0.1	2.2	48.4
Brazil	143.4	7.9	1.0	8.4	160.7	94.1	5.0	0.6	5.6	105.3
South America	288.5	19.9	8.2	22.2	338.9	231.9	16.4	8.7	16.3	273.3
Total	657.4	50.0	88.6	49.6	845.6	607.5	46.7	96.2	46.3	796.7

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)

Expressed in million unit cases

	2Q 14					2Q 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Mexico Organic	318.5	25.4	80.2	22.4	446.7	342.5	28.2	87.4	25.8	483.9
Mexico & Central America Organic	354.2	27.8	80.3	26.7	489.0	375.6	30.3	87.5	30.0	523.4
Brazil Organic	94.9	5.7	0.7	5.7	107.0	94.1	5.0	0.6	5.6	105.3
South America Organic	240.0	17.8	7.9	19.6	285.3	231.9	16.4	8.7	16.3	273.3
Total Organic	594.2	45.6	88.2	46.3	774.3	607.5	46.7	96.2	46.3	796.7

(1) Excludes volume from Yoli for the months of April, 2014 and May, 2014 and Fluminense and Spaipa for 2Q'14

(2) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(3) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

July 23, 2014	Page 20

SELECTED INFORMATION

For the six months ended June 30, 2014 and 2013

Expressed in millions of Mexican pesos.

	YTD 14		YTD 13
Capex	4,048.0	Capex	4,591.3
Depreciation	3,318.0	Depreciation	2,948.0
Amortization & Other operative non-cash charges	1,191.0	Amortization & Other operative non-cash charges	321.0

VOLUME

Expressed in million unit cases

	YTD 14					YTD 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	618.4	52.4	151.3	45.3	867.4	625.7	49.5	159.6	47.7	882.5
Central America	67.6	4.7	0.2	8.2	80.7	64.4	4.3	0.2	8.2	77.1
Mexico & Central America	686.0	57.1	151.5	53.5	948.1	690.1	53.8	159.8	55.9	959.6
Colombia	103.5	11.3	14.4	14.1	143.1	95.1	11.0	14.7	9.6	130.4
Venezuela	100.7	6.3	1.1	9.4	117.5	94.3	5.2	1.4	7.2	108.1
Argentina	92.3	7.9	0.2	4.6	105.0	94.4	7.5	0.2	4.5	106.6
Brazil	309.3	20.7	2.6	18.6	351.2	197.8	11.5	1.6	11.7	222.6
South America	605.7	46.2	18.2	46.7	716.9	481.6	35.2	17.9	33.0	567.7
Total	1,291.7	103.3	169.7	100.3	1,665.0	1,171.7	89.0	177.7	88.9	1,527.3

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)

Expressed in million unit cases

	YTD 14					YTD 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Mexico Organic	585.6	47.4	151.1	43.6	827.7	625.7	49.5	159.6	47.7	882.5
Mexico & Central America Organic	653.2	52.1	151.3	51.8	908.4	690.1	53.8	159.8	55.9	959.6
Brazil Organic	201.4	15.0	1.7	12.5	230.6	197.8	11.5	1.6	11.7	222.6
South America Organic	497.8	40.5	17.4	40.6	596.3	481.6	35.2	17.9	33.0	567.7
Total Organic	1,151.0	92.6	168.7	92.4	1,504.7	1,171.7	89.0	177.7	88.9	1,527.3

(1) Excludes volume from Yoli as of January, 2014 through May, 2014 and Fluminense and Spaipa as of January, 2014 through June, 2014

(2) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(3) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

July 23, 2014	Page 21

June 2014
Macroeconomic Information

		Inflation (1)
		LTM	2Q 2014	YTD

	Mexico	3.75%	-0.33%	1.09%
	Colombia	2.79%	1.04%	2.57%
	Venezuela(2)	62.14%	17.87%	29.75%
	Brazil	6.52%	1.54%	3.75%
	Argentina	21.88%	4.58%	15.01%

	(1) Source: inflation is published by the Central Bank of each country.
	(2) Inflation based on unofficial publications as of July 22, 2014.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 14	2Q 13	Δ%	YTD 14	YTD 13	Δ%

Mexico	13.0030	12.4684	4.3%	13.1193	12.5639	4.4%
Guatemala	7.7635	7.8004	-0.5%	7.7722	7.8209	-0.6%
Nicaragua	25.7967	24.5682	5.0%	25.6416	24.4205	5.0%
Costa Rica	557.3435	504.5097	10.5%	545.3068	505.2865	7.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,914.3174	1,863.1919	2.7%	1,961.1878	1,826.8259	7.4%
Venezuela	10.0778	6.3000	60.0%	8.9770	5.8238	54.1%
Brazil	2.2297	2.0700	7.7%	2.2969	2.0329	13.0%
Argentina	8.0565	5.2417	53.7%	7.8415	5.1281	52.9%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	June 14	June 13	Δ%	Mar 14	Mar 13	Δ%

Mexico	13.0323	13.0235	0.1%	13.0837	12.3546	5.9%
Guatemala	7.7786	7.8330	-0.7%	7.7278	7.7774	-0.6%
Nicaragua	25.9521	24.7163	5.0%	25.6384	24.4175	5.0%
Costa Rica	548.6600	504.5300	8.7%	553.6300	504.6500	9.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,881.1900	1,929.0000	-2.5%	1,965.3200	1,832.2000	7.3%
Venezuela	10.6000	6.3000	68.3%	10.7000	6.3000	69.8%
Brazil	2.2025	2.2156	-0.6%	2.2630	2.0138	12.4%
Argentina	8.1330	5.3880	50.9%	8.0020	5.1220	56.2%

July 23, 2014	Page 22